EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

	Nine Months Ended September 30, 2007	Year Ended December 31
Dollars in millions		2006		2005		2004		2003		2002
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,668	$3,913		$1,962		$1,745		$1,600		$1,858
Add:
Distributed income of equity investees	98	20
Fixed charges excluding interest on deposits	895	841		662		357		346		432
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	73	33		20		10		32		37
Interest capitalized	2

Earnings excluding interest on deposits	2,586	4,741		2,604		2,092		1,914		2,253
Interest on deposits	1,531	1,590		981		484		457		659

Total earnings	$4,117	$6,331		$3,585		$2,576		$2,371		$2,912

Fixed charges
Interest on borrowed funds	$842	$777		$599		$298		$258		$315
Interest component of rentals	50	64		63		58		59		58
Amortization of notes and debentures	1					1		1		1
Interest capitalized	2
Distributions on mandatorily redeemable capital securities of subsidiary trusts								28		58

Fixed charges excluding interest on deposits	895	841		662		357		346		432
Interest on deposits	1,531	1,590		981		484		457		659

Total fixed charges	$2,426	$2,431		$1,643		$841		$803		$1,091

Ratio of earnings to fixed charges
Excluding interest on deposits	2.89x	5.64	x	3.93	x	5.86	x	5.53	x	5.22	x
Including interest on deposits	1.70	2.60		2.18		3.06		2.95		2.67